EXHIBIT 99.1

January 7, 2013

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

Supplementary report to a report filed on November 27, 2012

To:         The Tel Aviv Stock Exchange
The Israeli Securities Authority

Further to the Company's immediate reports of September 12, 2012 and November 27, 2012, a supplementary report is hereby provided that on January 6, 2013, the Company received a notice from its subsidiary, Pelephone Communications Ltd. ("Pelephone") advising that an examination of the documents presented by the New General Federation of Labor (the "Histradut") shows that they include the signatures of more than one third of Pelephone's employees and that consequently, the Histadrut shall henceforth constitute the representative organization for Pelephone.

In furtherance of the foregoing, the parties shall convene to negotiate a collective agreement, and all sanctions will be stopped immediately.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.